H O L L A N D  &   H A R T                         David G. Angerbauer
                                                   Phone (801) 595-7808
                                                   dangerbauer@hollandhart.com


January 6, 2006

Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Broadcast International, Inc.
      Pre-Effective Amendment No. 4 to Form S-3/A on Form SB-2
      Filed November 29, 2005
      File No. 333-125710

      Form 10-KSB/A for the year ended December 31, 2004
      Filed April 27, 2005
      File No. 0-13316

      Form 10-QSB for the quarter ended March 31, 2005
      Filed May 16, 2005
      File No. 0-13316

      Form 10-QSB for the quarter ended June 30, 2005
      Filed August 12, 2005
      File No. 0-13316

      Form 10-QSB for the quarter ended September 30, 2005
      Filed November 21, 2005
      File No. 0-13316

Dear Ms. Wolff:

This letter is submitted on behalf of Broadcast International, Inc. ("Broadcast International" or the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company's Registration Statement on Form SB-2 filed under cover of Form S-3/A, the Company's Annual Report on Form 10-KSB/A for the year ended December 31, 2004, the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 and the Company's Quarterly Report on Form 10-QSB for the




Holland & Hart LLP Attorney at Law
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H O L L A N D  &   H A R T                              January 6, 2006
                                                        Page 2


quarter ended June 30, 2005, as set forth in your letter to Rodney M. Tiede, dated December 23, 2005. For your convenience, we have restated your comments in full and have numbered our responses to match the numbering of the comments and headings used in your letter.

Form SB-2
---------

General
-------

     1. We note your response to comment 1 stating that if additional investment rights are exercised in the future and Rule 462(b) is not available, the company will file a new registration statement to register the resale of the common stock. Please note that Rule 462(b) applies to registration statements that are registering additional securities for the same class as were included in an earlier registration statement for the same offering. As such, the additional investment rights are not part of this offering. Please confirm that you will file a new registration statement to register the resale of the common stock underlying the additional investment rights.

     Response:

     The Company confirms that if the additional investment rights are exercised in the future, the Company will file a new registration statement to register the resale of the common stock underlying the convertible notes and warrants related thereto.

     2. We note your response to comment 2 that states if A warrants are issued to affiliated broker-dealers in the future and Rule 462(b) is not available with respect to registering additional securities by means of a post-effective amendment, the company will file a new registration statement to register the resale of the common stock underlying the A warrants. Please note that Rule 462(b) applies to registration statements that are registering additional securities for the same class as were included in an earlier registration statement for the same offering. As such, the common stock underlying the A warrants to be issued to affiliated broker-dealers are not part of this offering. Please confirm that you will file a new registration statement to register the resale of the common stock underlying these A warrants.

     Response:

     The Company confirms that if the A warrants are issued to affiliated broker-dealers in the future, the Company will file a new registration statement to register the resale of the common stock underlying the A warrants.


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H O L L A N D  &   H A R T                              January 6, 2006
                                                        Page 3


     3. We note that you entered into an engagement agreement with First Securities ASA. Please provide us with support for your statement that Norwegian is a "leading" investment banking firm.

     Response:

     We obtained support for our statement that First Securities ASA is a "leading" investment banking firm in Norway as follows:

      . We obtained a copy of the Prospera Financial Survey which was based on interviews with the 80 largest institutional investors in Norway. The survey stated that among Norwegian investment banking firms in 2004, based on ratings in 16 categories, First Securities was rated
          (i) first out of three categories, (ii) second out of five categories, and (iii) second place (tied) overall.

      . We made direct inquiry with two large, first tier (as reported by our U.S. securities counsel) law firms in Oslo requesting an evaluation among the legal community regarding First Securities and its general reputation. In each case, we were assured by both law firms that First Securities was a top tier investment bank in Norway.

      . We examined First Securities' website and noted, among other things, that First Securities participated as the lead or joint advisor in more than half of the IPOs undertaken on the Oslo Stock Exchange in the first half of 2005.

      Recent Developments, page 2
      ----------------------------

      4. Please revise to discuss the material terms of Forbearance Agreement dated November 30, 2005. In this regard, we note your Form 8-K filed on December 6, 2005. Further please revise to include a discussion in your risk factor section.

      Response:

      We have provided a discussion of the Forbearance Agreement in Recent Developments (see pages 2 and 3) and in MD&A (see page 19). We have also included a new risk factor discussing the agreement (see page 7).

      Management's Discussion and Analysis of Financial Condition and Results of Operations



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H O L L A N D  &   H A R T                              January 6, 2006
                                                        Page 4


      Results of Operations, page 12
      -------------------------------

      5. Reference is made to the disclosure of net loss on page 12 where you discuss net loss excluding certain non-cash expenses. This appears to be a non-GAAP measure for which you should revise to comply with all of the requirements of Item 10(h) of Regulation S-B. Please advise us or revise accordingly.

      Response:

      The discussion of net loss on page 12 was intended only to explain the major components of the loss rather than to establish a non-GAAP measure. We have revised the language accordingly. Please see the "Net loss" paragraph on page 14.


      Financial Statements and Notes
      --------------------------------
      Note 14 - Subsequent Events, Page F-19
      ---------------------------------------

      6. Please expand your subsequent events footnote in your registration statement to provide similar information that was included in Note F to your Form 10-QSB for the period ended September 30, 2005. In general, since you have included interim financial statements in your registration statement, you should also include all relevant information for the interim period in your footnotes. It should be clear that this information is unaudited.

      Response:

      We have provided the requested information in Note 14   Subsequent
Events (Unaudited) (see pages F-19 through F-20). We have also clearly indicated that all information contained in Note 14 is unaudited (see the subheading on page F-19).

      7. We noted that an aggregate derivative liability of $5,974,027 and $4,214,893 as of June 30, 2005 and September 30, 2005, respectively, was recorded to recognize the fair value of the warrants and the conversion feature of the notes. Disclose separately the amounts related to the warrants and the conversion feature of the notes.

      Response:

      We have provided the requested disclosure. See the fourth and fifth full paragraphs on page F-19.


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H O L L A N D  &   H A R T                              January 6, 2006
                                                        Page 5


      8. Advise us and disclose the method and the assumptions used in determining the fair value of the warrants and the conversion feature.

      Response:

      The method and assumptions were included with the disclosures added in
response to Comment #7 above.  Please see Note 14   Subsequent Events
(Unaudited) (see pages F-19 through F-20).

      9. We note from your response to comment 28 section 3, that you do not have a limit on the number of shares that could be delivered in a share settlement under your convertible debt agreement. Based on the disclosure on page 16 of your registration statement, you state in no event would the conversion price go below $.50 which seems to cap the potential number of shares to be delivered. Please clarify this apparent discrepancy. To the extent that you do not have a limit, it appears that you may not be able to conclude that you have sufficient authorized and unissued shares available to settle other previously issued contracts that are exercisable during the period the conversion feature is in place (i.e. nonemployee options or warrants, etc.). As such, net-share settlement would not be within the control of the company and the contracts would be treated as a liability given the guidance in paragraphs 19-21 of EITF 00-19. Please adivse.

      Response:

      Your notice of the apparent discrepancy between our response to Comment 28, section 3, and page 16 of our registration statement is correct, and we apologize for the incorrect response in Comment 28, section 3. Our response to Comment 28, section 3 should have stated that both the conversion option and the warrants have a maximum number of shares to be delivered. As set forth below, we have clarified the terms of the potential adjustment to the conversion price, explained why there is a maximum number of shares to be delivered, and compared the maximum number of shares to the number of authorized but unissued shares.

      Clarification of potential adjustment to conversion price

      The conversion price of the stock issuable under the terms of the senior secured convertible notes is subject to adjustment (i) pursuant to standard anti-dilution rights described in the prospectus (see the second paragraph on page 2 and the seventh paragraph on page 17), for which there is no "explicit" limit on the number of shares issuable, and (ii) pursuant to a "reset" provision described in the prospectus (see the third paragraph on page 2 and the first paragraph on page 18), for which there is a $0.50 floor limitation.

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H O L L A N D  &   H A R T                              January 6, 2006
                                                        Page 6


      Why there is a maximum number of shares

      The Company controls the events that would trigger the application of the standard anti-dilution rights mentioned above. Theoretically, the Company could decide to sell stock at extremely low prices (less than $0.50 per share floor limitation) which would then trigger application of the standard anti-dilution rights, thereby resulting in a mathematically limitless number of shares. Because the Company has complete control, however, of whether it issues stock at such lower prices and could schedule a shareholder meeting to approve the authorization of more shares, such an event was not considered in determining whether the Company would potentially have an obligation to issue more shares than are presently authorized. We believe the Company is in no different position in this regard than any other public company that has a fixed number of authorized shares. Moreover, Section 3.8 of the securities purchase agreement under which the senior secured convertible notes were issued requires that the Company, at all times as the notes are outstanding, reserve sufficient shares to allow conversion of the notes and all of the attendant warrants. In addition, the Company has similar obligations related to other outstanding convertible instruments. Therefore, the Company must at all times analyze all such instruments before issuing additional shares of stock or issuing additional options or warrants. In the event the Company should decide that it would be in the best interests of the Company to issue stock that would increase the potential number of shares beyond its authorized shares, the Company would call a shareholders meeting, as would any other company that contemplated issuing shares beyond its legal limit, and if the shareholders approved such action, it could proceed to issue the shares. If the shareholders did not approve raising the number of authorized shares, however, the Company could not enter into such a transaction because it would not only be a breach of its existing agreements, it would be an ultra vires act under corporate law and any such shares issued beyond authorized levels would be void ab initio. As the Company has control over the events that would trigger the standard anti-dilution rights, the maximum number of shares issuable under the convertible debt agreement is determinable and equals the outstanding principal converted at the $0.50 floor limitation of the "reset" provision. See calculation and comparison below.


      Comparison of maximum number of shares to authorized but unissued shares

      Since both the conversion option and the warrants have a maximum number of shares to be delivered, we performed the following analysis to determine that all contracts, including nonemployee options or warrants, do not exceed the number of authorized but unissued shares:


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H O L L A N D  &   H A R T                              January 6, 2006
                                                        Page 7


                                        May 16, 2005
                                             and
                                       June 30, 2005     September 30, 2005
                                    -----------------------------------------
Authorized shares                       40,000,000         40,000,000
Issued shares                           20,839,851         21,027,123
                                    -----------------------------------------
Authorized but unissued                 19,160,149         18,972,877

Convertible debt agreement
 principal amount                        3,000,000          3,000,000
Minimum conversion price                      0.50               0.50
                                    -----------------------------------------
Maximum shares potentially issuable      6,000,000          6,000,000

Convertible LOC balance                    844,966            844,966
Fixed conversion rate                         1.00               1.00
                                    -----------------------------------------
Shares potentially issuable                844,966            844,966

Authorized but unissued                 19,160,149         18,972,877
Total potential shares issuable          6,844,966          6,844,966
                                    -----------------------------------------
Authorized but unissued shares
available prior to nonemployee
options and warrants                    12,315,183         12,127,911

Nonemployee options and warrants         3,805,857          3,685,857
                                    -----------------------------------------
Excess authorized but unissued
available after all potential
issuances                                8,509,326          8,442,054



      Conclusion

      As the number of authorized and unissued shares exceeds the total number of shares that could be issued under all existing contracts, as shown above, it appears that the other contracts (non-employee options and warrants, etc.) appear to continue to qualify for existing classification, and not liability classification and potential bifurcation and derivative accounting.

      10. As previously requested in comment 30, tell us your consideration of all provisions of your contracts. In this regard, please clarify if under
Section 2(c) of your Convertible Debt Agreement whether you may have a call option that should be accounted for. Please tell us whether this prepayment option can be settled in cash or shares and if it represented an embedded derivative that should be accounted for under




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H O L L A N D  &   H A R T                              January 6, 2006
                                                        Page 8


SFAS 133.  To the extent this is an embedded derivative, please consider the
guidance in paragraph B15 in the FASB Staff Implementation Guidance   Guide to
Implementation of Statement 133 on Accounting for Derivative Instruments and Hedging Activities.

      Response:

      We agree that Section 2(c) of the convertible debt agreements contains a prepayment provision that requires an analysis as a call option. We believe, however, that the prepayment provision does not represent an additional embedded derivative required to be separately accounted for, as such, under SFAS 133 for the following reasons:

      . Only the Company has the option to prepay the obligation. The holder does not have the option to call the debt, other than through the application of standard default provisions.

      . The prepayment option would require the Company to pay cash equal to 125% of the outstanding principal being prepaid.

     . Should the Company decide to prepay the obligation, the holder then has the option to convert any portion of the principal being prepaid. The prepayment provision does not give rise to an additional conversion right that is different from the conversion feature currently treated as a liability. The two provisions are mutually exclusive and could never be effective at the same time. Moreover, they have the same value. The conversion right has already been determined to qualify as an embedded derivative to be bifurcated and accounted for separately from the host contract with valuations each quarter, and it has been accounted for as such in the corresponding financial statements.

      . The potential prepayment provision set forth in the notes may never become effective. For example, the prepayment provision requires, among other things, that the Company's average trading volume be equal to at least 200,000 shares per day. The Company's current trading volume is less than 3,500 shares per day.

      Based on the foregoing, there does not appear to be an additional embedded derivative for the prepayment option. Even if the prepayment provision were deemed to be an additional embedded derivative, we have determined that the accounting treatment of the notes would not be any different than we have adopted. This conclusion is supported by the guidance given in Paragraph B15


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H O L L A N D  &   H A R T                              January 6, 2006
                                                        Page 9

in the FASB Staff Implementation Guidance - Guide to Implementation of Statement 133 on Accounting for Derivative Instruments and Hedging Activities which states that paragraph 12 of SFAS 133 does not permit an entity to account separately for more than one derivative feature embedded in a single hybrid instrument. Given our response to this matter, we are not aware of any additional provisions of our contracts to be communicated or clarified.

      Principal and Selling Stockholders, Page 28
      --------------------------------------------

      11. Refer to comment 23. We note your statement in the penultimate paragraph on page 32 that "affiliates of Stonegate Securities" purchased their common stock in the ordinary course of business and that they had no agreements with any party to distribute those shares. Please confirm that the affiliates of Stonegate Securities, Inc. are the only selling shareholders who are affiliates of a broker-dealer.

      Response:

      The Company confirms that the affiliates of Stonegate Securities, Inc. are the only selling shareholders who are affiliates of a broker-dealer.

      Item 28, Undertakings, page II-7
      --------------------------------

      12. Please note that in your next amendment you must update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

      Response:

      In the accompanying amendment, we have updated the Item 512(a) undertakings pursuant to your instruction.

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H O L L A N D  &   H A R T                              January 6, 2006
                                                        Page 10



The Company believes that it has responded fully to the staff's comments. If, however, you have any questions concerning any of the foregoing responses or desire additional information, please do not hesitate to call me at (801) 595-7808.

                              Sincerely,

                              /s/ David G. Angerbauer

                              David G. Angerbauer
                              of Holland & Hart LLP



cc:   Jeffrey A. Shady, Esq.
      Mr. Rodney M. Tiede
      Reed L. Benson, Esq.
      Mr. Randy Turner